Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

July 14, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ryan Rohn
Stephen Krikorian
Matthew Derby
Mitchell Austin

Re:	BitFuFu Inc.
Amendment No. 10 to Draft Registration Statement on Form F-4
Submitted June 16, 2023
CIK No. 0001921158

Dear Mr. Rohn, Mr. Krikorian, Mr. Derby and Mr. Austin:

On behalf of BitFuFu Inc. (the “Company”), we are hereby responding to the letters dated June 29, 2023, July 5, 2023 and July 6, 2023 (the “Comment Letters”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 10 to Draft Registration Statement on Form F-4, confidentially submitted to the Commission on June 16, 2023 (the “Draft Registration Statement”). In response to the Comment Letters and to update certain information in the Draft Registration Statement, the Company is confidentially submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) to the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

I. Letter dated June 29, 2023

Amendment No. 10 to Draft Registration Statement on Form F-4

Results of Operations

Year ended December 31, 2021 compared to the 2020 period

Cost of revenues, page 151

1. We note your expanded disclosure of cost of revenues in response to prior comment 3. Your expanded disclosure is unclear in that you state cost of revenues from cloud-mining solutions increased significantly from 2020 to 2021 and identify and quantify the factors for the increase year over year. However, as noted in your disclosure as well as your table on page 141, cost of revenues from cloud-mining solutions decreased significantly from US$90,617 in the 2020 period to US$68.1 million in 2021. Please advise or revise.

RESPONSE: The Company acknowledges the Staff’s comment and has adjusted its disclosures on page 151 of the Revised Draft Registration Statement. BitFuFu further clarifies that there is an increase in its cost of revenues from cloud-mining solutions from US$90,617 in the 2020 period to US$68.1 million in 2021, as disclosed on pages 141 and 151 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue recognition

Cloud mining solution, page F-57

2. Please tell us and revise your disclosure to clarify what assets you lease. For example, we note in your May 16, 2023 response to prior comment 2 you reference the leasing of miners. We also note that in your March 31, 2023 response to prior comment 5 you reference both mining equipment and servers. Please clarify if each of these references are for the same equipment. We also note your accounting policy refers to leasing computing power, which does not appear to be a depreciable asset, and data center rack space.

RESPONSE: The Company respectfully advises the Staff that in the cloud mining solution business, the assets BitFuFu leased are mining equipment (or “miner”). The Company clarifies that in its previous responses, miners, mining equipment and servers refer to the same.

BitFuFu further revised the accounting policy on pages 124, 146 and F-59 to clarify that its leased assets are mining equipment and does not include data center rack space.

3. Please tell us to what the “long-term hosting agreement” for both self-owned and leased mining machines entails, including whether it involves a lease. For example, does the agreement contain a lease of data center rack space? See March 31, 2023 response 5.

RESPONSE: The Company respectfully advises the Staff that the long-term hosting agreement includes the services of providing data center rack space, electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services that makes the mining equipment operational and remotely accessible. The long-term hosting agreement does not involve a lease, as none of the services provided in the hosting agreement is a lease component. As for rack space in a data center, for example, the shelf space in a climate-controlled environment that has a plug to access electricity, BitFuFu does not control the rack space, because the specific location of rack space is not explicitly or implicitly identified in the hosting agreement or service orders. The data center provided by the hosting supplier hosts miners from both BitFuFu and other customers, and the hosting supplier has the right to allocate the rack space to different customers. The hosting supplier also has the right to substitute the rack space (that is, to move miners to different rack space within a data center) throughout the hosting period. This happens in circumstances such as (1) when the hosting supplier moves miners of a certain customer to some racks adjacent to the racks on which this customer's other miners are hosted, for the purpose of the hosting supplier's easier management; and (2) when the hosting supplier moves the miners off the rack for maintenance and then may put the miners on a different rack space once the maintenance is completed. Therefore, the criteria for containing a lease as provided in ASC 842-10-15-3 and 15-9 are not met, in accordance with ASC 842-10-15-10.

4. In your ASC 842 lease analysis, your May 16, 2023 response 2 indicates in part, “Specifically, it states that on a quarterly basis, both parties shall sign a minimum guarantee commitment for the lease of computing power, which is binding to both parties.” We note that computing power is not a depreciable asset. Please clarify what the nature of this quarterly commitment is and how it relates to or defines the identified asset you assert you lease.

RESPONSE: The Company respectfully advises the Staff that the leased assets underlying the quarterly minimum guaranteed commitment are mining equipment, each of which has certain amount of computing power. At the beginning of each month of the quarter, both parties agree on the specific models, quantity of mining equipment, series numbers of mining equipment to lease, which BitFuFu accounts for as short-term lease. As the models and quantity of the mining equipment may vary from month to month within that quarter, both parties agree to set the total computing power of the mining equipment leased in the minimum guaranteed commitment clause for ease of calculation.

5. Your accounting policy references “electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services from the same or other suppliers.” Please tell us whether or not you believe these are lease payments, as that term is defined in ASC 842, and the reasons why or why not, and revise the policy to clarify your accounting for such costs.

RESPONSE: The Company respectfully advises the Staff that the use of electricity, network connection, hardware maintenance and other necessary infrastructure services are all provided as part of hosting service by the hosting suppliers. As discussed in the response to comment 3 above, the hosting service does not convey BitFuFu the right to control the use of any identified assets, and therefore does not contain a lease according to ASC 842-10-15-3. BitFuFu has revised the disclosure on pages 124, 146 and F-59 of the Revised Draft Registration Statement.

6. In your response to prior comment 8 in your March 31, 2023 response letter you state that “the stability requirement is an assurance type of warranty, not a promise to provide a distinct good or service” and that “The contract stability requirement of BitFuFu provides a customer with the “assurance” that the related service will function as the parties intended because it complies with agreed-upon specifications (ASC 606-10-55-30). Such assurance is not a distinct service”. Please describe how you are accounting for the assurance warranty and provide specific, supporting citation to authoritative literature. For example, your responses appear to assert that the stability requirement does not represent an option for additional distinct goods and services, but then suggests you provide additional service rather than credits or refunds to the customer for the failure to meet the stability requirement; references assurance warranty accounting requirements without analyzing their applicability given that the stability requirement appears to relate to your own performance; and is silent as to whether the stability requirement represents a form of variable consideration.

RESPONSE: The Company acknowledges the Staff’s comment and clarifies that the stability requirement serves to define the promise of BitFuFu instead of a warranty. That is, only when the stability requirement is met, the revenue recognition criteria can be met. Without meeting the stability requirement, BitFufu does not fulfil its performance obligation and relevant revenue will not be recognized.

Further, the cloud mining service fee paid by customers is fixed and does not vary based on the stability requirement. Therefore, it is not a form of variable consideration (ASC 606-10-32).

7. In your response to prior comment 9 in your March 31, 2023 response letter you provided two models as illustrative examples for recognition under ASC 606, step 5. In order to help us evaluate this response, please clarify both the promises and the payment terms, including to what “T” refers, specified in the contract. For example, you state that the customer contracts for a number of days, but then assert the promise in the contract is each second of hash rate. Why do you believe this recharacterization of the promise is appropriate and how does that recharacterization relate to the payment terms (e.g., do you have an enforceable right to payment if you provide less than a day of the contracted service stability requirement)? Please also clarify whether your payment term with the customers is an amount per T and thus will vary at each increment above 95% of 100T. That is, please indicate whether your fee will increase the greater the stability rate you achieve. Alternatively, please tell us whether the fee is fixed as long as the stability rate is above 95%.

RESPONSE: The Company acknowledges the Staff’s comments and clarifies the followings:

(1)	For blockchain industry, “T” is the abbreviation for TH/s or trillion-hashes per second, which is a typical measure of computing power. In the contract/order with customers, for example, 100T means that the company should provide the customer with the computing power equal to 100 trillion-hashes per second, or abbreviated as 100TH/s. “Days” refers to the “agreed service period” of continuously providing the customer with certain promised computing power. For example, a 100T, 30-day contract in Bitcoin mining industry means that the company should provide the customer with the computing power of 100TH/s for every second continuously over a time period of 30 days (which is equal to 2,592,000 seconds in total). In practice, BitFuFu does monitor and record the computing power provided to customers in a minimum time interval of one second.

BitFuFu believes that such recharacterization is appropriate because it allows a finer granularity to satisfy the service stability requirement and at the same time preserves the simplicity and convenience to measure the service period in the unit of calendar day. The contract is silent on whether BitFuFu has an enforceable right to payment if it provides less than a day of the contracted service. However, this is not an issue for BitFuFu as it always delivers the cloud mining service in full days according to the contract with its users after compensating the time period in which the stability requirement was not met.

(2)	The cloud mining service fee is fixed upon the signing of the service agreement, which is equal to the unit price per T per day * number of Ts * number of days. Such fees shall be prepaid by customers in advance before BitFuFu’s provision of computing power. The fees will not vary at each increment above 95% of 100T.

Cryptocurrency self-mining revenue, page F-61

8. In order to help us continue to evaluate your ASC 606, step one analysis, please address the following:

●	You indicate that the promised good or service is a valid proof of work (see March 31, 2023 response 10). Please clarify how many nonces are within a valid proof of work. For example, does a single proof of work contain one nonce or a range of nonces? If a range, what determines how many nonce attempts are within a single proof of work?

●	Clarify how long it takes to transfer control of a single valid proof of work.

●	Expand your March 31, 2023 response 10 contract combination analysis to more fully address ASC 606-10-25-9c

RESPONSE: The Company acknowledges the Staff’s comments and respectfully advises the Staff the followings:

●	There is one nonce within a single valid proof of work.

●	The time it takes to transfer control of a single valid proof of work to the mining pool operator is in the order of milliseconds and is normally less than one second.

●	Each work task is a distinct service and identified as a performance obligation. Further, such performance obligation is satisfied at a point in time, not over time, when the control of valid proof of work is transferred to the mining pool operator. A series of distinct services do not exist according to ASC 606-10-25-14 and 25-15. Therefore, criterion ASC 606-10-25-9c is not met.

9. In order to help us continue to evaluate your ASC 606 step three analysis, please address the following:

●	Your December 9, 2022 response 13 indicates that you are not applying the ASC 606 variable consideration constraint, however your disclosure suggests you are. Please reconcile for us this apparent inconsistency.

●	Your disclosure uses highly probable to describe application of the variable consideration constraint; however that standard is not compliant with ASC 606-10-32-11. Please revise your accounting policy to comply.

●	Please clarify whether the three mining pools in which you participate - AntPool, Foundry and Poolin - use the FPPS payout mechanism.

●	Identify the inputs for the payout mechanism used by the mining pools in which you participate, identifying whether the input is from the company. For inputs that are not from the company, clarify for us why they trigger the application of the constraint in ASC 606-10-32-11.

RESPONSE: In response to the Staff’s comments, the Company has revised the disclosure on pages 147, 148 and F-61 of the Revised Draft Registration Statement. In addition, the Company has replaced the last paragraph of its ASC 606 step three analysis as follows:

Step 3：Determining the transaction price

As consideration for BitFuFu’s submission of hash rate to the respective mining pools, BitFuFu will receive certain Bitcoins, which is a noncash consideration, from each mining pool in which it participates. The noncash consideration is variable since the quantity and duration of the hash rate to be submitted by BitFuFu each contract is not fixed. BitFuFu does not have a reliable means to estimate its payout until the hash rates are delivered and the mining pool operators confirm the Bitcoin payout at 24:00 UTC each day.

In accordance with FASB ASC 606-10-32-11 and 32-12, BitFuFu constrains the variable consideration to which it is entitled and does not recognize revenue for such amounts until the mining pool operators confirm the Bitcoin payout at 24:00 UTC each day. At that point, the variability is resolved and there is no longer a reasonable possibility of significant reversal of revenue.

BitFuFu confirms that it uses the FPPS payout mechanism to settle payout with all the three mining pools, namely, AntPool, Foundry and Poolin, in which BitFuFu participates.

The inptus for the FPPS payout mechanism used by the mining pools in which BitFuFu participates include (1) the hash rate BitFuFu contributes, which is from BitFuFu and (2) the difficulty of the Bitcoin network and payout adjustments made by the mining pool, neither of which is from BitFuFu and may fluctuate. Both the Bitcoin network difficulty and mining pool adjustments trigger the application of the constraint in ASC 606-10-32-11 because it is probable that they would cause an undeterminable amount of Bitcoin payout each day, if recognized, to be reversed when the uncertainty is subsequently resolved.

10. Please propose revised accounting policy disclosure that addresses the following:

●	Consider whether the reference to performance obligation in the first paragraph should be removed. We note this paragraph is describing the facts of the legal contract, whereas the term “performance obligation” is an accounting concept addressed later in the accounting policy disclosure.

●	Consider the need to revise the third paragraph and its reference to highly probable to be compliant with ASC 606-10-32-11.

●	Consider the need to revise the fourth paragraph reference to “hash rate” to reflect your assertion that the promised good or service is a valid proof of work (see March 31, 2023 response 10).

●	There are multiple qualifiers in the fourth paragraph (e.g., “upon the verification,” “on a daily basis,” and “within the same day once verified by all parties”). Consider the need to revise it to more clearly articulate when Bitcoin is settled. Also, clarify to whom “all parties” refers.

●	Revise the fifth paragraph to clarify the meaning of the phrase “when earned” and reconcile this paragraph to the second paragraph.

●	Revise the sixth paragraph to state, if true, the company recognizes impairment whenever fair value of bitcoin is below its carrying value. We note that both the first sentences reference to “...on a daily basis, on the following day...” and “If there is indicator of impairment...” make it unclear whether the company recognizes impairment whenever the fair value of bitcoin is below its carrying value.

RESPONSE: The Company acknowledges the Staff’s comments and has revised its disclosures on pages 147, 148 and F-61 of the Revised Draft Registration Statement.

II. Letter dated July 5, 2023

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue recognition

Cloud mining solutions , page F-57

1. We note your response to prior comment 2 in your May 16, 2023 response letter where you reference monthly purchase orders and the cooperation agreement (“agreement”). Please address the following to clarify our understanding of how the purchase orders and the agreement operate:

●	Explain whether the first purchase order was completed at the inception of the cooperation agreement. If not, indicate when the first purchase order was completed.

●	Clarify whether the purchase order refers back to the provisions of the agreement.

●	Tell us whether there is always a new purchase order each month. Clarify whether you would have to execute a new purchase order each month if there are no changes to the number of servers required.

RESPONSE: The Company respectfully advises the Staff the followings:

●	The monthly purchase order started five months before the inception of the cooperation agreement. The parties then signed the cooperation agreement to formalize some general terms and conditions not explicitly provided for in the purchase orders.

●	The agreement is a framework agreement. The purchase order is based on the agreement, but does not refer back to the specific provisions of the agreement.

●	There is always a new purchase order each month. Even if there are no changes to the numbers of mining equipment (or “miners”) required and everything else remains the same, there will still be a new purchase order, due to the rental price change from month to month. In practice, BitFuFu has not experienced situations in which the number of required miners and the rental price remained the same as such in the previous month.

2. We note your response to prior comment 2 in your May 16, 2023 response letter states that that “the supplier may change or substitute the miners on a monthly basis based on its own business plan.” Please expand upon this statement. Describe the circumstances, aside from replacing old miners with new miners, where the supplier would substitute the miners. Indicate how often miners are substituted by your supplier. Confirm when a substitution would occur in the cycle (e.g., end of the month, mid-month, etc.).

RESPONSE: The Company respectfully advises the Staff that the supplier usually substitutes the miners in new purchase orders under circumstances such as (1) the supplier would like to sell some of its miners to third parties; (2) the supplier would like to replace the old model of miners with a new model of miners, which usually has a higher rental price; and (3) BitFuFu has decided to stop leasing a certain model of miners. In addition, when both sides negotiate a new monthly purchase order, sometimes the supplier would not clearly state the reason why they want to substitute some of the miners.

There are miners substituted by the supplier in each month.

The substitution occurs at the beginning of each month when a new purchase order is agreed upon by both sides.

3. We note your response to prior comment 5 in your March 31, 2023 response letter and the cooperation agreement refer to a “list of servers to be rented” that shall be submitted to you. Please describe when you receive the first list. Explain how often you receive a new list and describe what information is provided to you on the list.

RESPONSE: The Company respectfully advises the Staff that the first list of servers to be rented was submitted by the supplier to BitFuFu on the first purchase order. BitFuFu receives a new list every month with a new purchase order. The information on the list includes the models of the miners, the number of miners for each model, the serial number of each miner, the rental price of each model and the estimated total rental price.

4. Please clarify the rental price terms of Section 1.5 of the cooperation agreement. That is, indicate whether rental price changes every month and, if its possible, there is no price change each month. Describe how large of a rental price change can occur. Based on your experience, please provide a range for the price change. Please confirm whether you concluded that payments associated with leases are fixed or variable or a combination of both.

RESPONSE: The Company respectfully advises the Staff that the rental price shall be discussed and agreed by both parties every month pursuant to article 1.5 of the cooperation agreement. In practice, the rental price changes every month along with the Bitcoin price, and supply and demand conditions. At the end of each month, the rental price for next month will be agreed upon by both parties and specified on the new monthly purchase order. The range for month to month rental price change, which is calculated according to formula “(current month price – former month price) / former month price”, is -74% to 81% in 2022.

Further, BitFuFu concluded that payments associated with leases are fixed once both parties agree on the new purchase order for the next month.

5. We note in your response to prior comment 5 in your March 31, 2023 letter you state you have “entered into a long-term hosting service framework agreement with Bitmain and entrusts Bitmain to host its self-owned and leased mining equipment thereafter, at hosting facilities sourced by Bitmain”. Please provide an accounting analysis that addresses whether this hosting services qualifies as a lease or contains an embedded lease. Please ensure that you consider rack space, (e.g., a space on a shelf in a climate-controlled environment that has a plug to access electricity), as well as your accounting for executory services like electricity, hardware maintenance, and network connectivity.

RESPONSE:

The Company respectfully advises the Staff to refer to the Company’s response in this letter to question 3 of the Staff’s comment letter dated June 29, 2023, for an analysis whether the hosting service qualifies as a lease or contains an embedded lease.

Further, the hosting fee for a bundle of services, including usage of rack space, usage of electricity, and network connection, is payable on a monthly basis. The hosting fee of such bundle of services is calculated by multiplying the unit hosting fee (per kwh) by the amount of electricity used. In a hosting service, electricity is the predominant component and used as the calculation basis for the whole hosting service fee. The physical shelf is small, and BitFuFu believes its associated cost would be immaterial compared to other costs such as electricity cost in the hosting arrangement. Separately, the hardware maintenance and repairment fees are payable when the maintenance and repairment activities occur. All of the above fees are recognized as hosting costs and recorded in the cost of sales in BitFuFu’s consolidated income statements.

III. Letter dated July 6, 2023

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue recognition

Cryptocurrency self-mining revenue, page F-61

1. Your response to prior comment 13 in your December 9, 2022 letter, and your response to prior comment 10 in your March 31, 2023 letter, indicate that BitFuFu consents to the online framework service agreements provided by pool operators when BitFuFu sets up its accounts on their websites. For your arrangements with each pool operator, please provide us with copies of any such online framework service agreements. If the online framework service agreements are publicly available, you may provide us with the URL address, but please ensure your response adequately considers any relevant prior versions, if applicable.

In addition to these written online framework service agreements, please tell us whether the parties have approved any other agreements that you considered when identifying the contract with the customer in accordance with ASC 606 (e.g., side agreements or customized terms). If so, please provide copies of any such written agreements or a description of any agreements that were approved orally or in accordance with other customary business practices.

RESPONSE: The Company respectfully advises the Staff that during 2022, BitFuFu cooperated with three pool operators for its self-mining business. The framework service agreements with these pool operators, including AntPool, Foundry and Poolin, can be found on their website as follows:

(1)	ANTPOOL User Service Agreement: https://www.antpool.com/protocal/copyRight1

(2)	Foundry USA Pool Terms of Service: http://foundryusapool.com/static/Foundry_USA_Pool_Service_Agreement.pdf

(3)	Poolin Service Agreement: https://h5.poolin.me/license/service.html?t=1688717099791

In addition to the above written online framework service agreements, AntPool offers an option on payout method (either FPPS or PPLNS) for its suppliers (that is, pool participants) when the supplier makes relevant settings through its own mining account on the website of AntPool. Once the supplier selects a certain payout method through its mining account, both parties approve this payment method and will execute accordingly.

Foundry clearly states that its payout method is FPPS on its framework agreement. Poolin provides FPPS as its only payout method to suppliers in accordance with customary business practices, although the payout method is not specified in its framework agreement.

Other than the above-mentioned agreements, there are no other agreements between BitFuFu and the pool operators when identifying the contract with the customer in accordance with ASC 606.

2. You disclose on page 123 that “BitFuFu’s self-mining operations utilize third-party mining pools, such as AntPool, Foundry and Poolin, to receive mining rewards from a given network”. Please confirm that these are the only third-party mining pools that are used. If others are also used, please provide the names of such third-party mining pools. In addition, please provide the amount of revenue associated with each third-party mining pool for the fiscal year ended December 31, 2022 and through the most recent reporting dates in the interim period 2023.

RESPONSE: The Company respectfully advises the Staff that BitFuFu confirms that it has only used three third-party mining pools (AntPool, Foundry and Poolin) in its self-mining operations. Further, it has ceased using Poolin since December 2022.

For the fiscal year ended December 31, 2022, BitFuFu’s self-mining revenue generated with AntPool, Foundry and Poolin was US$43.0 million, US$16.2 million and US$1.1 million, respectively. For the interim period ended June 30, 2023, based on the management accounts, the self-mining revenue generated with AntPool and Foundry was US$36.5 million and US$19.2 million, respectively.

3. Your response to prior comment10 in your August 22, 2022 letter, states that “BitFuFu and the pool operators have unconditional right to terminate the contract governing the pool participation at any time.” You subsequently stated in your response 13 in your letter dated December 9, 2022, that “BitFuFu respectfully clarifies that it does not believe the mining operators have an unconditional right to terminate the contract between the pool participants and the pool operators at any time.” However, you then stated in your response 10 in your letter dated March 31, 2023, that “[e]ach contract between BitFuFu and the mining pool operators is an at-will contract because the contract is terminable at any time by either party without penalty.” Please reconcile these apparent discrepancies. Specifically, for each pool operator arrangement (Antpool, Foundry, Poolin, and any others, if applicable), does either Bitfufu or the pool operator have an unconditional right to terminate the contract at any time without penalty? In your response, please reference or describe the specific contractual clauses you considered when reaching your conclusion.

If the pool operators do not, in fact, have an unconditional right to terminate the contract, please provide a detailed description of the factors you considered when determining whether Bitfufu would have legal recourse upon termination by the pool operator.For example, your letter dated December 9, 2022, states that “if AntPool unilaterally terminates the service agreement without cause and does not give BitFuFu the opportunity to perform or continue to perform, BitFuFu believes it has a claim for expectation damage at a court of law.” Please elaborate on the factors considered in reaching any such conclusions for AntPool and all other applicable pool operators.

RESPONSE: The Company acknowledges the Staff’s comments. BitFuFu confirms that it believes the contract between BitFuFu and each of the mining pool operators is terminable at any time by either party without penalty.

For BitFuFu, it has the unconditional right to terminate the contract at any time without penalty because there is no obligation in any of these contracts that obligates BitFuFu to continuously participate in the mining activities with the mining pools. If BitFuFu stops working with a particular pool operator, the contract is effectively terminated, and no penalty will be imposed on BitFuFu.

For pool operators, the relevant clause for mining pool operator’s unconditional termination right is set forth in the relevant contracts as follows:

(1)	§5.1 of the ANTPOOL User Service Agreement

You agree that [ANTPOOL] reserve[s] the right to limit, change, suspend or even terminate all or part of the Services at any time.

(2)	§2.3 of the Poolin Service Agreement

[Poolin] reserves the right to modify or interrupt the service at any time without informing you and without liability to you or any third party not directly related.

(3)	§3(d) of the Foundry USA Pool Terms of Service

Foundry reserves the right to modify, suspend, interrupt, and/or terminate the Service at any time without informing User and without liability to User or any third party not directly related.

4. In order to help us continue to evaluate your ASC 606 step four analysis for your cryptocurrency self-mining revenue, please describe your assessment of how the identified performance obligations are distinct in accordance with ASC 606-10-25-19 through 25-22. Please ensure your response includes your analysis of each of the criteria in ASC 606-10-25-19, as well as each of the factors in ASC 606-10-25-21.

RESPONSE: The Company respectfully advises the Staff as follows:

(1) Based on BitFuFu’s analysis in the response letter dated March 31, 2023 to comment 10, a contract with the mining pool includes the distribution of a work task by a mining pool to BitFuFu, BitFuFu’s providing computing power to find solutions that meet the task requirements and submitting the proof-of-works (or “shares”) to the mining pool operator, and the mining pool’s verification on the validity of the proof-of-work. BitFuFu’s promised service in a contract is a valid proof-of-work to solve the work task distributed by the mining pool operator. Each completion of work task by submitting valid proof-of-work is identified as a performance obligation, and such performance obligation is satisfied at a point in time, rather than over time, when the control of the valid proof of work is transferred to the mining pool operator.

(2) The performance obligation is distinct because:

(i) the promise is capable of being distinct in accordance with ASC 606-10-25-19(a), because the customer (mining pool operator) can benefit from each valid proof-of-work. By using a proof-of-work, which contains a nonce, the mining pool operator has the chance to win Bitcoin rewards from the blockchain network.

(ii) each proof-of-work can be transferred individually to the pool operator, and is separately identifiable. Further, each work task does not (a) integrate with another work task to deliver a combined output by the pool operator, (b) modify or customize another work task or (c) depend on or relate to another work task in accordance with ASC 606-10-25-19(b) and ASC 606-10-25-21.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Dan Ouyang at Wilson Sonsini Goodrich & Rosati at + (852) 3972-4955 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP